VIA EDGAR

Ms. Jessica Barberich
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AIS Futures Fund IV, LP (File No. 000-52599) Form 10

Dear Ms. Barberich

In connection with your letter of July 6, 2007 and the registration statement noted above, AIS Futures Fund IV, L.P. (the "Registrant") acknowledges the following:

1.	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

2.	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.